Exhibit 99.1

St. John's, NL – May 5, 2022

FORTIS INC. SHAREHOLDERS APPROVE ELECTION OF DIRECTORS, APPOINTMENT OF AUDITORS, SAY ON PAY AND AMENDMENT OF EMPLOYEE SHARE PURCHASE PLAN

Fortis Inc. ("Fortis" or the "Corporation") (TSX/NYSE: FTS) announced the voting results from its Annual and Special Meeting of Shareholders held today. Shareholders voted in favour of all items of business before the meeting, including: electing the nominated directors; appointing Deloitte LLP as the Corporation's auditors; on an advisory basis to accept the Corporation's approach to executive compensation; and the amendment of the Corporation's second amended and restated 2012 employee share purchase plan to increase the share reserve.

Election of Directors

Fortis shareholders elected the following 13 individuals to the Board to serve until the next Annual Meeting of Shareholders or until their successors are elected or appointed:

Nominee	# Votes For	% Votes For	# Votes Withheld	% Votes Withheld
Tracey C. Ball	265,928,710	99.28	1,931,201	0.72
Pierre J. Blouin	265,750,372	99.21	2,109,461	0.79
Paul J. Bonavia	265,675,613	99.18	2,184,298	0.82
Lawrence T. Borgard	267,242,225	99.77	617,687	0.23
Maura J. Clark	265,605,461	99.16	2,254,450	0.84
Lisa Crutchfield	266,408,831	99.46	1,451,081	0.54
Margarita K. Dilley	267,222,596	99.76	637,091	0.24
Julie A. Dobson	265,906,217	99.27	1,947,326	0.73
Lisa L. Durocher	265,800,566	99.23	2,059,345	0.77
Douglas J. Haughey	261,130,296	97.49	6,729,615	2.51
David G. Hutchens	267,329,571	99.80	524,091	0.20
Gianna M. Manes	266,405,931	99.46	1,452,632	0.54
Jo Mark Zurel	267,125,556	99.73	734,055	0.27

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Appointment of Auditors

Shareholders of the Corporation approved the appointment of Deloitte LLP as the Corporation's auditors to hold office until the close of the next Annual Meeting of Shareholders.

# Votes For	% Votes For	# Votes Withheld	% Votes Withheld
275,474,477	99.73	745,609	0.27

Say on Pay

Shareholders approved, on a non-binding advisory basis, the Corporation's approach to executive compensation ("Say on Pay").

# Votes For	% Votes For	# Votes Against	% Votes Against
248,590,139	92.81	19,269,766	7.19

Amendment of Employee Share Purchase Plan

Shareholders approved the amendment of the Corporation's second amended and restated 2012 employee share purchase plan to increase the share reserve under the employee share purchase plan by 3,000,000 common shares.

# Votes For	% Votes For	# Votes Against	% Votes Against
264,513,143	98.75	3,346,763	1.25

About Fortis

Fortis is a well-diversified leader in the North American regulated electric and gas utility industry, with 2021 revenue of $9.4 billion and total assets of $58 billion as at March 31, 2022. The Corporation's 9,100 employees serve utility customers in five Canadian provinces, nine U.S. states and three Caribbean countries.

Fortis shares are listed on the TSX and NYSE and trade under the symbol FTS. Additional information can be accessed at www.fortisinc.com, www.sedar.com, or www.sec.gov.

For further information contact

Investor Enquiries: Ms. Stephanie Amaimo Vice President, Investor Relations Fortis Inc. 248.946.3572 investorrelations@fortisinc.com	Media Enquiries: Ms. Karen McCarthy Vice President, Communications & Corporate Affairs Fortis Inc. 709.737.5323 media@fortisinc.com

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